

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Zheng Xu
Chief Executive Officer
Missfresh Ltd
3rd Floor, Block A, Vanke Times Center
No. 9 Wangjing Street, Chaoyang District
Beijing 100016
The People's Republic of China

>   **Re: Missfresh Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted March 24, 2021**
>   **CIK No. 0001851682**

Dear Mr. Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 24, 2021

Cover Page

1.   We note your disclosure elsewhere in the prospectus that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus.

Prospectus Summary, page 1

2.   Please revise page 1 and elsewhere, as applicable, to precede disclosure of GMV with disclosure of your revenues to avoid giving undue prominence to this metric.

3.   We note your definition of GMV on page 9. Please explain the difference between GAAP revenue and GMV.

4.   We note your statements on page 2 that you "have transformed this industry through our extensive market know-how and pioneering technological innovations" and have "invented the distributed mini warehouse (DMW) model." Please provide support for these statements.

5.   Please revise to provide additional detail on your mobile application and Mini Program and highlight the differences between the two.

6.   Please revise to include the number of other companies are in the on-demand neighborhood retail industry. In addition, please specify how many are "major players," and define this term.

7.   Please add to the summary disclosure regarding your dual class capital structure, the disparate voting rights of your Class A and Class B ordinary shares, and the percent of the voting power the holder of Class A ordinary shares will control upon completion of the offering.

What We Have Achieved, page 3

8.   Please balance your disclosure by disclosing here the amount of your indebtedness, which we note was RMB830.0 million (US$127.2 million) as of December 31, 2020.

Conventions that Apply to this Prospectus, page 9

9.   We note that you define "effective users" as "transacting users whose payment in such given period exceed our related cost of products sold to such transacting users." Please revise to disclose how you define your "related cost of products."

10.   Your definition of GMV includes the "total value of all orders, for products and services placed on the Missfresh mobile app, Mini Programs or through third-party platforms, excluding the orders that were canceled." Where you reference the GMV of your competitors, or the industry at large (for example as it is used in the iResearch Report), please revise to include the relevant distinctions between your definition and any other definition.

Overview, page 86

11.   You state you have established 622 DMWs in 16 cities in China as of December 31, 2020. On page 29 you state that some DMWs are managed by third-parties, while on page 131 you state that all DMWs are managed by you. Please revise to clarify what you mean by the term "established" and whether it means own and operate. Please also revise the disclosures on pages 29 and 131 for consistency with how your DMWs are managed. In addition, if some DMWs are managed by third-parties, please state the extent to which this is so.

Impact of COVID-19, page 90

12. We note your statement that "[d]espite the impact of the COVID-19 pandemic, our effective users increased from 7.2 million in 2019 to 8.7 million in 2020, and our gross profit increased by 128.5% from RMB520.9 million in 2019 to RMB1,190.4 million in 2020." Please revise your disclosure to explain, as you do on page 90 of your registration statement, that the COVID-19 pandemic has caused more consumers to change their grocery shopping from offline to online, which, in turn, has benefited integrated retail platforms with a standardized and efficient supply chain.

Management's Discussion and Analysis
Results of Operations, page 93

13. We note your sales increased 69.2% from 2018 to 2019 and 2.2% from 2019 to 2020. Please revise to explain the significant deceleration in your revenue growth rate.

Industry, page 111

14. We note your statement that "China's neighborhood retail market has experienced significant growth over the past five years." However, the preceding chart illustrates that the overall numbers have decreased since 2016. Please revise to reconcile your statement and the chart.

Business
Our Innovative Business Model, page 122

15. Please clarify how you operate your business. In doing so, please explain in detail how the DMW model operates. In addition, please clarify the extent to which you currently operate your business through traditional, bricks-and-mortar channels and the extent to which your currently operate it through online channels, like apps and platforms. Finally, please make conforming revisions to the prospectus summary.

Note 2. Significant Accounting Policies
(s) Research and development expenses, page F-25

16. We note your research and development expenses include costs for maintaining your technology platform and technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support your internal and external business. Some of these costs do not appear consistent with the definition of Research and Development within the FASB Codification Master Glossary. Please either separate the research and development costs from other costs in your financial statement presentation, or consider changing the title of this financial statement line and all references to it throughout your filing.

Exhibits

17.   We note that you enter into strategic supply agreements, business cooperation agreements, lease agreements, and management agreements with your delivery partners. To the extent these agreements are material, please file such agreements as exhibits. In addition, please file as exhibits your agreements with Tencent, which we note is the beneficial owner of shares of your preferred stock and has representation on your board of directors. Please refer to Item 601(b)(10) of Regulation S-K.

You may contact James Giugliano at (202) 551-3319 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao